Exhibit 99.1

Globus Maritime limited ANNOUNCES CLOSING OF $34.25 MILLION Loan

Glyfada, Greece, May 12, 2021 - Globus Maritime Limited (“Globus” or the “Company”) (NASDAQ: GLBS), a dry bulk shipping company, has successfully closed the refinancing of its six vessels through a Term Loan Facility with CIT Bank, N.A., the majority proceeds of which were used to repay the Company’s loan facility with EnTrust Global’s Blue Ocean Fund.

Athanasios (“Thanos”) Feidakis, President and CEO of Globus, commented:

“We are very pleased that we have managed to refinance our fleet by not only being able to extend the maturity of the loan but also by reducing the margin of our existing loan from 8.5% to 3.75% per annum, enabling us to save money in interest cost. For example, in 2021 we expect to save approximately $1.5 million compared to the costs of our previous loan agreement and, in 2022, when we will have completed a full year with this new CIT Bank loan and a lower outstanding principal balance, the savings in interest cost is expected to reach up to approximately $2.2 million compared to 2020. Additionally, we have also agreed to enter into interest rate swap transactions in order to hedge the exposure to interest rate fluctuations. Upon the completion of this transaction our bank debt stands at around $34 million, compared to total assets of the Company of around $144 million adjusted to reflect the market value of the six vessels. We believe our new financial position is healthy and will help us accomplish our long-term plans.”

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of six dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate six vessels with a total carrying capacity of 381,738 Dwt and a weighted average age of 11.4 years as of March 31, 2021.

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis	a.g.feidakis@globusmaritime.gr
Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr